

March 3, 2023

Jeffrey Leer
President and Chief Executive Officer
AlerisLife Inc.
255 Washington Street, Suite 230
Newton, MA 02458

     Re: AlerisLife Inc.
          Schedule 14D-9 filed February 17, 2023
          File No. 005-62369

Dear Jeffrey Leer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed February 17, 2023

Background of the Offer, page 10

1.   Please revise to define the capitalized term "Independent Directors" and "Managing Directors."

Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger, page 19

2.   We note the disclosure on page 10 that "the Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders (other than ABP and its affiliates)." Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a) by addressing the fairness determination to

unaffiliated shareholders only.

3.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in clauses (ii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard.

Miscellaneous, page 29

4.   Disclosure in this section indicates that (i) the Company has agreed to pay Citi for its services in connection with the proposed Transactions an aggregate fee of $3 million and (ii) Citi and its affiliates have received approximately $70 million in the two-year period prior to the date of Citi's opinion for services such entities have provided to RMR Inc. and/or its affiliates, including DHC. We also note the disclosure (x) on page 3 under the heading "Relationships with RMR and Others Related to It," indicating that Mr. Portnoy is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR, and (y) the disclosure on page 3 under the heading "Relationship with Diversified Healthcare Trust" indicating that that Mr. Portnoy serves as the chair of the board of trustees and as a managing trustee of DHC. With a view towards disclosure, please advise what consideration in its selection of Citi did the Special Committee give to the potential risk of a conflict of interest or bias by Citi in light of Citi's relationship with Mr. Portnoy, given his control of RMR and the Purchaser.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Zachary R. Blume